UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
FORM 11-K
__________________________________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
UnitedHealth Group 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2023, and (2) delinquent participant contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, MN
June 14, 2024
We have served as the auditor of the Plan since 2002.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022 (in thousands)

	2023	2022
ASSETS:

Plan's interest in Master Trust	$20,748,765	$17,081,171
Investments - at fair value	1,237,290	1,096,930

Receivables:
Notes receivable from participants	447,462	399,652

NET ASSETS AVAILABLE FOR BENEFITS	$22,433,517	$18,577,753
See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023 (in thousands)

ADDITIONS:
Contributions:
Employee	$1,436,852
Employer	628,956
Rollover	197,265

Total contributions	2,263,073

Plan's interest in Master Trust investment income	3,175,455
Net appreciation in fair value of investments	125,415
Interest income on notes receivable from participants	25,287
Dividends	7,331

Total additions	5,596,561

DEDUCTIONS:
Benefits paid to participants	1,674,390
Administrative expenses	6,935

Total deductions	1,681,325

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	3,915,236

NET TRANSFERS OUT OF THE PLAN (Note 10)	59,472

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,855,764

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,577,753

End of year	$22,433,517
See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023
1.DESCRIPTION OF PLAN
The following description of the UnitedHealth Group 401(k) Savings Plan (“the Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General
The Plan is a defined contribution plan sponsored by UnitedHealth Group Incorporated (“the Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The UnitedHealth Group Employee Benefits Plans Administrative Committee ("Plan Administrator") is responsible for oversight of the Plan, except with respect to investment matters. The UnitedHealth Group Employee Benefits Plans Investment Committee (“Investment Committee”) determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
A majority of the Plan’s investments are held in the UnitedHealth Group 401(k) Savings Plan Master Trust (“Master Trust”). The Master Trust is administered by Fidelity Management Trust Company ("the Trustee"). The Master Trust includes certain assets of the Plan and assets of other defined contribution plans of the Company’s affiliates (“Participating Plans”) in a single trust. Each Participating Plan has an interest in specific assets of the Master Trust based on participant account balances.
Eligibility
In general, eligible employees may make salary deferral contributions to the Plan upon employment with a participating employer of the Company and are automatically enrolled in the Plan as soon as administratively feasible after their hire date. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement (unless such collective bargaining agreement provides for the inclusion of those employees in the Plan), persons who the Company classifies as leased employees, and certain other classifications of employees are not eligible to participate in the Plan.
Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company, and (iv) participant rollover contributions from another plan. Participants may elect to contribute a percentage up to 80% of their eligible compensation to the Plan, up to the maximum dollar amount permissible under the Internal Revenue Code (“the Code”). Participants who have attained age 50 before the end of the plan year may make additional catch-up contributions, subject to limitations imposed by the Code. Salary deferral contributions include pretax deferrals and Roth deferrals. Eligible employees are automatically enrolled at an employee pretax deferral rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different deferral rate. The Plan provides for automatic annual deferral rate increases until the participant’s combined pretax and/or Roth deferral rate reaches 6%. Rollover contributions are assets formerly held in a qualified employee benefit plan of a prior employer, which a participant elects to be transferred into the Plan.

The Company makes a safe harbor matching contribution equal to 100% of contributions up to 3% of eligible compensation, plus 50% of the next 3% of eligible compensation for a maximum contribution of 4.5% per payroll period as defined in the Plan document. Additional discretionary contributions may also be made by the Company. No discretionary contributions were made during the 2023 plan year.
Participant Accounts
Each participant’s account is credited with the salary deferral contributions, rollover contributions, if any, an allocation of the Company’s contributions, and plan earnings or losses (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Classification
All investments are participant directed. The Plan is intended to comply with ERISA section 404(c). Participants have the right to individually select the percentage of their accounts to be invested among different classifications of investments made available to them.
Vesting
Participants are immediately vested in their salary deferral contributions, rollover contributions, and earnings thereon. Employer safe harbor contributions and discretionary contributions, if any, and earnings thereon vest in accordance with the provisions of the Plan as follows:

Years of Service	Vesting
Less than 2 years	0%
2 or more	100%
Notwithstanding the vesting schedule above, employer contributions, if any, will become fully vested (100%) upon the occurrence of any of the following events while the participant is employed by the Company: the participant’s death, disability, attainment of normal retirement age (age 65), a partial or complete termination of or complete discontinuance of contributions to the Plan, or an acceleration date, as defined in the Plan document.
Dividend Payout
The Plan includes a dividend payout feature for the UnitedHealth Group Stock Fund ("the Stock Fund”). This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $7,326,166 for the year ended December 31, 2023. The amount participants elected to be distributed in cash was insignificant.
Forfeited Accounts
Nonvested account balances of terminated employees are forfeited. As of December 31, 2023 and 2022, forfeited nonvested accounts totaled $49,987 and $74,547, respectively. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses. During the year ended December 31, 2023, employer contributions were reduced by $5,514,378 from forfeiture accounts.
Payment of Benefits
Benefits may be paid to the participant or beneficiary upon death, disability, retirement, or termination of employment, as defined in the Plan document. The total vested portion of a participant's account balance may be distributed in the form of a lump-sum or partial payment. However, if a participant’s account balance is valued at or less than $1,000, it is distributed as soon as administratively practicable, without an application for distribution, in cash as a direct distribution to the participant. Participants taking a distribution have the option to rollover into an Individual Retirement Account or into another employer-sponsored plan. Participants experiencing financial hardship may withdraw a portion of their account balance, subject to conditions specified in the Plan document.
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to reduction for certain loan balances in the prior 12 months) or 50% of their vested account balance. These loans are secured by the balance in the participant's account. The loan bears interest based on the prime rate, in effect on the first day of the month in which the loan is processed, plus 1% and is payable over a period not to exceed 59 months. A loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, or if the loan originated between April 1, 2001 and August 31, 2010 over a period not to exceed 10 years, and if the loan originated on or after September 1, 2010, be repaid over a period not to exceed 118 months. Principal and interest are paid ratably through payroll deductions. Participants may have up to two outstanding loans at a time.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Recently Adopted Accounting Pronouncements
The Company has determined that there have been no recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.
Investment Valuation and Income Recognition
The Plan’s and Master Trust's investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan’s and Master Trust's valuation policies utilizing information provided by the investment advisors, custodians, and insurance companies. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments and Plan's interest in Master Trust investment income include the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as benefits paid to participants based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company as provided in the Plan document. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net appreciation in fair value of investments and Plan's interest in Master Trust investment income.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There are no amounts owed to participants who had elected to withdraw from the Plan, but had not been paid as of December 31, 2023 or 2022.
3.PLAN'S INTEREST IN MASTER TRUST
The investments held in the Master Trust represent the participant-directed investments of the Participating Plans. Each Participating Plan has a divided interest in specific investment assets held in the Master Trust. The value of each Participating Plan’s interest in the Master Trust is based on the beginning of the year value of each plan’s interest in the Master Trust balance plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income or loss and administrative expenses relating to the Master Trust are allocated to each Participating Plan based upon each plan’s relative interest in the assets held in the Master Trust.
The following tables present the net assets of the Master Trust and the Plan’s interest as of December 31, 2023 and 2022.

	2023
(in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances

Cash and cash equivalents	$46,919	$36,422
Debt securities:
U.S. government and agencies	242,954	200,400
Corporate and other	272,952	225,145
Mutual funds	790,899	624,063
Common stock	2,449,771	1,802,874
Common collective trusts	21,297,707	16,991,714
Total investments - at fair value	25,101,202	19,880,618
Stable value investment fund (Note 5)	1,038,582	866,929
Total investments	26,139,784	20,747,547

Accrued income	9,711	7,688
Accrued liabilities	(8,185)	(6,470)
Total net assets	$26,141,310	$20,748,765

	2022
(in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances

Cash and cash equivalents	$67,509	$52,550
Debt securities:
U.S. government and agencies	212,674	178,500
Corporate and other	280,546	235,467
Mutual funds	670,379	554,730
Common stock	1,925,919	1,461,878
Common collective trusts	16,484,414	13,668,849
Total investments - at fair value	19,641,441	16,151,974
Stable value investment fund (Note 5)	1,125,763	933,050
Total investments	20,767,204	17,085,024

Accrued income	9,931	8,240
Accrued liabilities	(14,773)	(12,093)
Total net assets	$20,762,362	$17,081,171
The Master Trust had the following investment income for the year ended December 31, 2023.

2023
(in thousands)	Master Trust Balances
Net appreciation in fair value of investments	$3,916,305
Interest and dividends	31,632
Total investment income	$3,947,937

Plan's interest in Master Trust investment income	$3,175,455
4.FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
Level 1 ‑ Unadjusted quoted prices for identical assets in active markets that the Plan or Master Trust can access.
Level 2 ‑ Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 ‑ Unobservable inputs for the asset.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.
Cash and cash equivalents: The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trusts: Valued at the net asset value (“NAV”) of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay the withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Debt securities: Fair value of debt securities is based on quoted market prices, where available. A price is obtained for each security primarily from a third-party pricing service ("pricing service"), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, and, if necessary, makes adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds, and nonbinding broker quotes.
Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Self-directed brokerage accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, exchange-traded funds, and mutual funds, which are primarily valued using the methodologies described above for the Master Trust’s investments in similar securities.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s interest in Master Trust and Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022.

	Fair Value Measurements at December 31, 2023
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$43,009	$—	$43,009
Debt securities:
U.S. government and agencies	49,700	150,700	200,400
Corporate and other	—	225,145	225,145
Mutual funds	624,063	—	624,063
Self-directed brokerage accounts	679,046	28,439	707,485
Common stock	2,326,092	—	2,326,092

Total assets in the fair value hierarchy	$3,721,910	$404,284	4,126,194

Instruments measured at NAV			16,991,714

Total investments at fair value			$21,117,908

	Fair Value Measurements at December 31, 2022
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$60,783	$—	$60,783
Debt securities:
U.S. government and agencies	26,182	152,318	178,500
Corporate and other	—	235,467	235,467
Mutual funds	554,730	—	554,730
Self-directed brokerage accounts	507,866	9,378	517,244
Common stock	2,033,331	—	2,033,331

Total assets in the fair value hierarchy	$3,182,892	$397,163	3,580,055

Instruments measured at NAV			13,668,849

Total investments at fair value			$17,248,904

Investments Measured Using the NAV Per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022.

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency(2)	Redemption Notice Period(3)(4)
	(in thousands)	(in thousands)
December 31, 2023

Common collective trusts	$16,991,714	$—	Immediate	Various

December 31, 2022

Common collective trusts	$13,668,849	$—	Immediate	Various
(1)    The fair value of investments are based on the fair values of the underlying investments in the funds.
(2)    Certain events may cause funds held in the common collective trusts to be deferred, including, but not limited to, the following:
(i)Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.
(ii)An emergency situation in which the disposition of assets would be seriously prejudicial to participants.
(iii)Breakdown in the means of communication normally employed to determine fair market value of an investment.
(iv)Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2023 and 2022.
(3)    Certain common collective trusts require redemption notice periods for plan withdrawals at the discretion of the investment advisor.
(4)    Certain common collective trusts require redemption notice periods for participant withdrawals at the discretion of the investment advisor.

5.FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Master Trust provides a stable value investment fund to participants that is comprised of five security-backed investment contracts. During 2022 and part of 2023, the stable value investment fund was comprised of a separate account guaranteed investment contract and four security-backed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust.

(in thousands)	2023	2022

Security-backed investment contracts	$1,038,582	$892,422
Separate account guaranteed investment contract	—	233,341
Total Master Trust stable value investment fund	$1,038,582	$1,125,763

Plan's interest in Master Trust stable value investment fund	$866,929	$933,050
Security-backed investment contracts and separate account guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of fixed income funds and pooled separate accounts. The portfolio is either owned directly by 1) the Master Trust (security-backed investment contracts) or 2) owned by the contract issuer and segregated in a separate account for the benefit of the Master Trust (separate account guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts and separate account guaranteed investment contracts have the risk of default or lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Master Trust requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.
Security-backed investment contracts and separate account guaranteed investment contracts generally are automatically renewing contracts that contain termination provisions, allowing the Master Trust or the contract issuer to terminate with notice, at any time, at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Master Trust defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined by ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Master Trust will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contract’s coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes in control of the investment advisor not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Master Trust to be tax qualified.

Certain events might limit the ability of the Master Trust to transact at contract value with the contract issuer. Withdrawals associated with these events, which are not in the ordinary course of the Master Trust operations, are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. These events may be different under each contract. Examples of such events include the following:
•Material amendments to the Master Trust’s structure of administration;
•Failure of the Master Trust to qualify under Section 401(a) of the Code or the failure of the Master Trust to be tax-exempt under Section 501(a) of the Code;
•Premature termination of the contracts;
•Complete or partial termination of the Master Trust, including a merger within another plan;
•Redemption of all or a portion of the interests in the Master Trust at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Master Trust (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, or the Company’s establishment of another tax qualified defined contribution plan;
•Changes to the Master Trust’s prohibition on competing investment options; and
•Bankruptcy of the Company or other company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Master Trust’s normal operations.
No events are probable of occurring that might limit the ability of the Master Trust to transact at contract value with the contract issuers and that also would limit the ability of the Master Trust to transact at contract value with the participants.
6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.
7.FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the Code.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The investment of the Plan in the Company’s common stock is considered an exempt party-in-interest transaction. At December 31, 2023 and 2022, the Plan held 993,824 and 1,077,848 shares of common stock of the Company in the Stock Fund with a cost basis of $31,524,924 and $34,190,235, respectively. The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as exempt party-in-interest transactions.

9.RISKS AND UNCERTAINTIES
The Plan provides for investment in a variety of investment securities. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10.PLAN TRANSFERS
During 2023, 4C Medical Group 401(k) Plan, AbleTo 401(k) Plan, divvyMED, LLC 401(k) Plan, MCNA Dental 401(k) Plan, OptumCare Management, LLC 401(k) Retirement Savings Plan, Oregon Healthcare Resources Employee Savings Plan, The Polyclinic, A P.C. 401(k) Profit Sharing Plan, ProHEALTH Medical Management, LLC 401(k) Plan merged into the Plan. Also, during 2023, balances were transferred between the Plan and other Participating Plans in the Master Trust to consolidate accounts of individuals with balances in more than one Participating Plan.
11.DELINQUENT PARTICIPANT CONTRIBUTIONS
The Landmark Health, LLC 401(k) Retirement Plan, the OptumCare Management, LLC 401(k) Retirement Savings Plan, and the divvyMED, LLC 401(k) Plan merged into the Plan. These plans had untimely remittances totaling $1,500,061 that were not fully corrected at the time of merger. In 2023 the Company fully corrected these untimely remittances following the mergers, including by contributing lost earnings resulting from the delay.
12. RECONCILIATION TO THE FORM 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2023 and 2022, is as follows:

(in thousands)	2023	2022
Net assets available for benefits per the financial statements	$22,433,517	$18,577,753
Deemed distributions of participant loans	(1,417)	(1,373)
Net assets available for benefits per the Form 5500	$22,432,100	$18,576,380
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2023 is as follows:

(in thousands)	2023
Increase in net assets available for benefits per the financial statements	$3,855,764
Deemed distributions activity	(44)
Net income per the Form 5500	$3,855,720

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

Current Value

UnitedHealth Group Inc. common stock*	$523,218,521
Self-directed brokerage accounts**	707,484,822
Fidelity institutional cash - U.S. government fund*	6,587,090
Participant loans (interest ranging from 3.25% to 10.02% and maturity dates ranging from January 2024 - June 2050)*	446,044,598
Total investments	$1,683,335,031
*Known party-in-interest
**Certain investments in the self-directed brokerage accounts are issued by a party-in-interest

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4A - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and Prohibited Transaction Exemption 2002-51
Participant contributions transferred late to the plan	$—	$1,500,061**	$—	$—

Check here if late participant loan contributions are included: X

**Represents delinquent participant contributions from the Landmark Health, LLC 401(k) Retirement Plan, the OptumCare Management, LLC 401(k) Retirement Savings Plan, and the divvyMED, LLC 401(k) Plan which merged into the UnitedHealth Group 401(k) Savings Plan with uncorrected delinquent participant contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Sponsor
Dated: June 14, 2024	By:	/S/ THOMAS E. ROOS
Thomas E. Roos Senior Vice President and Chief Accounting Officer